SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INBEV SA/NV

Press Release

Brussels, 23 March 2005 – In connection with its ongoing mandatory tender offer for AmBev common shares (“MTO”), InBev SA/NV (“InBev”) informs the market that the settlement date of the stock-for-stock option of the MTO will be accelerated due to, among other developments, recent changes in applicable Brazilian foreign exchange regulations.

The terms in capital letters used in this press release and not defined herein have the meaning ascribed to them in the MTO edital published on February 14, 2005 (“Edital”).

Due to, among other developments, the issuance of Resolution n° 3265 by the Brazilian Monetary Council (“CMN”) and of Circular n° 3280 by the Brazilian Central Bank (“BACEN”), on 4 and 9 March 2005 respectively, holders of AmBev common shares deciding to tender their shares in the stock-for-stock option of the MTO and that qualify as Non-Exempted (Brazilian or Foreign) Investors, are no longer required to obtain a prior authorisation from BACEN in order to execute their Non-Cash Foreign Exchange Transactions.

Therefore, InBev will be able to accelerate the settlement date of the stock-for-stock option of the MTO, thereby reducing the 60-90 days period currently provided for in the Edital. In the two days immediately following the Auction and according to the decision of its board to select to deliver either newly issued ordinary shares or already outstanding ordinary shares for payment, InBev will inform the market, through another press release, of the definitive deadlines for the delivery of the required qualification documents and the new settlement date of the stock-for-stock option.

All other requirements applicable, pursuant to the Edital, to such holders and other holders of AmBev common shares tendering their shares in the stock-for-stock option of the MTO, including, without limitation, the remittance of all required documentation to the Intermediary Institution, as well as the remittance to the commercial banks chosen for the execution of the respective Non-Cash Foreign Exchange Transactions of any documents they may request, remain unchanged.

As provided in the Edital, the Auction of the MTO will still take place on 29 March 2005 and the settlement date of the cash option of the MTO remains scheduled for 5 April, 2005.

AmBev’s common shareholders that decide to participate in the stock-for-stock option of the MTO are once more reminded that, pursuant to the Edital, they will not be entitled to the proposed 2004 dividend (€0.39 for each InBev share) that InBev would declare and pay on 27 April 2005.

In addition, InBev wishes to provide the following information concerning the MTO Edital:

In case newly issued InBev shares are delivered to AmBev’s common shareholders participating in the stock-for-stock option of the MTO, such shares will be listed on Euronext Brussels on or as soon as possible after the settlement date of the stock-for-stock option.

Pursuant to section 8.7 of the Edital, in the event that AmBev declares the stock dividend referred to therein at any time between the auction date of the MTO and the settlement dates for the cash option or the stock-for-stock option of the MTO, any such common shares issued as a result of such stock dividend or any right thereto shall be also transferred to InBev, IIBV or InBev Brazil, as the case may be, on the designated settlement date (remaining blocked until then) and no additional payment in this respect shall be due to holders of AmBev common shares having tendered their shares in the MTO.

Holders of AmBev shares tendering their shares in the stock-for-stock option may request delivery of the InBev shares to which they are entitled to an account they hold either with a bank participant of the Euroclear system (as mentioned in the MTO Edital) or a bank participant of the Clearstream system. For such purpose, in the MTO documents to be delivered to the Intermediary Institution, investors must indicate, together with the account number, which of the two systems to be used.

Disclaimer

Neither this press release nor any of the transactions referred to herein constitute an offer of securities for sale in the United States or in any other jurisdiction.

The InBev shares that may be issued as referred to herein will be reserved for holders of AmBev common shares accepting to tender their shares in the stock-for-stock option of the MTO and have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transactions referred to herein, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, and the tender offer requirements under Brazilian law or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Neither this press release nor any of the transactions referred to herein constitute an invitation or an offer to the holders of AmBev common shares to tender such shares in the MTO and, accordingly, such holders should not rely on this press release for the purpose of the MTO or any other purpose.

Notice to U.S. Holders of AmBev common shares

The exchange offer referred to herein is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

CVM Approval

The additional information to the Edital included in this press release were approved by CVM pursuant to article 5th of the CVM Instruction nº 361, not being applied any postponement of the auction.

Leuven (Belgium), March 24, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.